Exhibit 99.1

News Release

Orla Mining Repays Revolving Credit Facility to Achieve Debt-Free Status

VANCOUVER, BC, Oct. 15, 2024 /CNW/ - Orla Mining Ltd. (TSX: OLA) (NYSE: ORLA) ("Orla" or the "Company") is pleased to announce that, subsequent to quarter end, the Company repaid the entirety of the outstanding balance on its revolving credit facility (the "Credit Facility") totalling $58.4 million. With this repayment, the Company is now debt free with cash on hand of approximately $120 million. The Credit Facility of $150.0 million will remain in place and be available to the Company until its expiry on August 28, 2027. (All amounts expressed are in millions of US dollars and are unaudited).

"Paying down the remaining outstanding balance on our Credit Facility, only in our third year of operations, is a testament to the robust cash generation from our Camino Rojo Mine. Our continued financial discipline coupled with the increasing gold price has strengthened our financial position and accelerated this repayment. We are well-positioned to continue to invest in our growing business for the future. Thank you to our lenders for their continued support."

-           Etienne Morin, Chief Financial Officer

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has two material gold projects: (1) Camino Rojo, located in Zacatecas State, Mexico and (2) South Railroad, located in Nevada, United States. Orla is operating the Camino Rojo Oxide Gold Mine, a gold and silver open-pit and heap leach mine. The property is 100% owned by Orla and covers over 139,000 hectares which contains a large oxide and sulphide mineral resource. Orla is also developing the South Railroad Project, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend in Nevada. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including the Company's strategy and objectives. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to, the risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 19, 2024, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

SOURCE Orla Mining Ltd.

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%CIK: 0001680056

For further information: For further information, please contact: Jason Simpson, President & Chief Executive Officer; Andrew Bradbury, Vice President, Investor Relations & Corporate Development, www.orlamining.com, investor@orlamining.com

CO: Orla Mining Ltd.

CNW 07:00e 15-OCT-24